Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

November 2, 2005

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

Dear Sirs:

Re: File No. 82-34714

We enclose copy of Form 3 – Change in Officers / Directors / Trustees submitted to the Toronto Stock Exchange on November 2, 2005.

Yours truly,

IMPERIAL METALS CORPORATION

Rio Budhai
Rio Budhai
Assistant Corporate Secretary
Direct Line: 604.488.2659

Enclosure

11/14